Exhibit 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net increase in stockholders’ equity per share resulting from operations for the period April 1, 2011 through March 31, 2012

Numerator for increase in net assets per share — basic:	$(86,263,813)
Denominator for basic weighted average shares:	196,583,804
Earnings (loss) per share — basic:	$(0.44)
Numerator for increase in net assets per share — diluted:	$(75,961,583)
Denominator for diluted weighted average shares:	211,131,904
Earnings per share — diluted:	$(0.44)*

*	In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. For the fiscal year ended March 31, 2012, anti-dilution would total $0.08.